Exhibit 12

Photronics, Inc.

Computation of Ratio of Earnings to Fixed Charges

For the five years ended November 2, 2003 and the nine months ended August 1, 2004

	Year Ended					9 Months Ended
	Oct. 31, 1999	Oct. 31, 2000	Oct. 31, 2001	Nov. 03, 2002	Nov. 02, 2003	August 1, 2004
Income before income taxes	$22,802	$15,464	$(2,321)	$(5,498)	$(41,665)	$28,028
Interest	7,731	11,091	11,966	20,065	18,267	11,998

Numerator	$30,533	$26,555	$9,645	$14,567	$(23,398)	$40,026

Denominator	$7,731	$12,291	$12,672	$19,976	$17,755	$11,429

Ratio	4.0	2.2	0.8	0.7	(1.3)	3.5